UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-209033

HERCULES OFFSHORE, INC.

(Exact name of registrant as specified in its charter)

9 Greenway Plaza, Suite 2200

Houston, Texas 77046

(713) 350-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.011

Common Stock, par value $0.012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)[3]	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Old Common Stock: Zero

New Common Stock: Zero4

Pursuant to the requirements of the Securities Exchange Act of 1934, Hero Liquidating Trust, in its capacity as successor in interest to Hercules Offshore, Inc. pursuant to the Chapter 11 Plan, effective on December 2, 2016, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HERO LIQUIDATING TRUST, in its capacity as successor in interest to Hercules Offshore, Inc. pursuant to the Chapter 11 Plan, effective on December 2, 2016

Date: January 4, 2017	By:	/s/ Beau M. Thompson
	Name:	Beau M. Thompson
	Title:	Authorized Person

[1]	Relates to the Common Stock, par value, $0.01 (the “Old Common Stock”), of Hercules Offshore, Inc. (the “Company”) that was cancelled on November 6, 2015 in connection with the effective date of the Joint Pre-Packaged Plan of Reorganization of the Company and certain of its subsidiaries under Chapter 11 of the Bankruptcy Code.
[2]	Relates to the Company’s Common Stock, par value, $0.01 (the “New Common Stock”), that was registered with the Securities and Exchange Commission on November 6, 2015 after the cancellation of the Old Common Stock.
[3]	Following the termination of the listing of the New Common Stock on a national securities exchange, the New Common Stock never became subject to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of Rule 12g-2 of the Exchange Act since at the time of the effectiveness of the Form 25 and deregistration pursuant to Section 12(d) of the Exchange Act, the New Common Stock was held of record by fewer than 300 persons.
[4]	On November 15, 2016, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Modified Joint Prepackaged Chapter 11 Plan for the Company and certain of its U.S. domestic direct and indirect subsidiaries (the “Plan of Liquidation”). On December 2, 2016, the effective date of the Plan of Liquidation occurred and all of the New Common Stock was cancelled in accordance with the terms of the Plan of Liquidation.